Exhibit 99.1

ANNTAYLOR

N E W S   R E L E A S E

142 WEST 57TH STREET NEW YORK, N.Y. 10019

ANN TAYLOR ANNOUNCES SEPTEMBER 2003 SALES RESULTS

<u>New York, New York, October 9, 2003</u> – AnnTaylor Stores Corporation (NYSE: ANN) announced today total net sales for the five week period ended October 4, 2003 increased 17.2 percent to $160,484,000 over total net sales of $136,945,000 for the five week period ended October 5, 2002. By division, net sales were $83,580,000 for Ann Taylor and $64,488,000 for Ann Taylor Loft.

Comparable store sales for the period increased 6.9 percent compared to a comparable store sales increase of 2.3 percent for the same five-week period last year. By division, comparable store sales for fiscal September 2003 were up 0.8 percent for Ann Taylor compared to a 0.4 percent increase last year, and up 17.1 percent for Ann Taylor Loft compared to a 4.9 percent increase last year.

Ann Taylor Chairman J. Patrick Spainhour said, "We are excited about our September performance at Ann Taylor Stores Corporation. Both divisions posted positive comparable store sales gains over last year's positive comparable store sales results. September's performance has set a good foundation for the rest of the season."

Mr. Spainhour continued, "We are enthusiastic about our Ann Taylor Loft performance for September. We surpassed our expectations with outstanding full-price performance in our casual and relaxed separates, tops, accessories and petites. Fashion, color, novelty at a great value drove sales and margin across all product categories.

"At Ann Taylor we were pleased with our sales performance in our pants, woven shirts, and outerwear categories, however, the overall assortment continued to lack the proper balance of color and novelty. We are encouraged by the sales pick-up experienced during the fifth week of the month providing us with sales momentum as we head into October."

Total inventory levels at the end of September, including inventory attributable to Ann Taylor Global Sourcing, were down approximately 8 percent on a per square foot basis compared to last year. By division, inventory levels on a per square foot basis were down approximately 9 percent for Ann Taylor and 3 percent for Ann Taylor Loft. The decrease in inventory levels compared to last year is attributable to better product sell-through.

The company continues to expect earnings per share for the third and fourth quarter in the range of $0.57 - $0.61 and $0.41 - $0.43, respectively.

During the month, the Company opened 4 new Ann Taylor stores and 13 new Ann Taylor Loft stores. The total store count at month end was 628, comprised of 355 Ann

Taylor stores, 246 Ann Taylor Loft stores and 27 Ann Taylor Factory stores. Total store square footage at the end of the month increased 9.6 percent over the year before.

For the fiscal year-to-date period ended October 4, 2003, the Company's net sales totaled $1,007,304,000, up 10.2 percent from $914,095,000 for the same period in fiscal 2002. By division, net sales for the fiscal year-to-date period were $553,630,000 for Ann Taylor and $365,814,000 for Ann Taylor Loft. Comparable store sales for the fiscal year-to-date period increased 1.5 percent compared to a comparable store sales decrease of 0.5 percent for the same period last year.   Comparable sales by division for the fiscal year-to-date period were down 0.7 percent for Ann Taylor compared to a 1.5 percent decrease last year, and up 4.7 percent for Ann Taylor Loft Loft compared to a 1.3 percent increase last year.

Ann Taylor is one of the country's leading women's specialty retailers, operating 628 stores in 42 states, the District of Columbia and Puerto Rico, and also an Online Store at www.anntaylor.com.

For more information, please call (866) 214-2661 to listen to Ann Taylor Stores Corporation's monthly sales recording. No access code is required.

FORWARD-LOOKING STATEMENTS
Certain statements in this press release are forward-looking statements, made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements may use the words "expect", "anticipate", "plan", "intend", "project", "believe" and similar expressions. These forward-looking statements reflect the Company's current expectations concerning future events, and actual results may differ materially from current expectations or historical results. Any such forward-looking statements are subject to various risks and uncertainties, including failure by the Company to predict accurately client fashion preferences; decline in the demand for merchandise offered by the Company; competitive influences; changes in levels of store traffic or consumer spending habits; `effectiveness of the Company's brand awareness and marketing programs; general economic conditions or a downturn in the retail industry; the inability of the Company to locate new store sites or negotiate favorable lease terms for additional stores or for the expansion of existing stores; lack of sufficient consumer interest in the Company's Online Store; a significant change in the regulatory environment applicable to the Company's business; an increase in the rate of import duties or export quotas with respect to the Company's merchandise; financial or political instability in any of the countries in which the Company's goods are manufactured; the potential impact of health concerns relating to severe infectious diseases, particularly on manufacturing operations of the Company's vendors in Asia and elsewhere; acts of war or terrorism in the United States or worldwide; work stoppages, slowdowns or strikes; and other factors set forth in the Company's filings with the SEC. The Company does not assume any obligation to update or revise any forward-looking statements at any time for any reason.



Contact:

Barry Erdos
Chief Operating Officer
(212) 541-3318

Doreen Riely
Director of Investor Relations
(212) 541-3484